  UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-38807

ANCHIANO THERAPEUTICS LTD.

(Translation of registrant’s name into English)

1/3 High-Tech Village, Givat Ram, P.O. Box 39264

Jerusalem, 9139102 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 15, 2019, Anchiano Therapeutics Ltd. (the “Company”) announced the discontinuation of its Phase 2 Codex study evaluating the gene therapy inodiftagene vixteplasmid in patients with BCG-unresponsive non-muscle-invasive bladder cancer (NMIBC). After a thorough analysis of the data, the Company determined that there is a low probability of surpassing the pre-defined futility threshold at the planned interim analysis, which required 10 complete responses in 35 patients. The data also indicate a low probability of achieving an efficacy profile that, in the Company’s estimation, would be necessary to support regulatory approval. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

In addition, on November 15, 2019, the Company announced its third quarter 2019 financial results. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated by reference herein.

In addition, on November 15, 2019, the Board of Directors of the Company (the “Board”) appointed Dennison Veru, a long-standing Board member, to serve as interim Chairman of the Board, effectively immediately.

Exhibit Index

No.	Description
99.1	Press Release dated November 15, 2019

99.2	Press Release dated November 15, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2019

Anchiano Therapeutics Ltd.

By:	/s/ Dr. Frank G. Haluska
Name: Dr. Frank G. Haluska
Title: Chief Executive Officer